SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

CHINANET ONLINE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16949H102

(CUSIP Number)

January 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949H102	13G	Page 2 of 10 Pages

CUSIP No. 16949H102
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Capital Asia Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,828,725 shares
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,828,725 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,725 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% based on 18,305,656 shares outstanding[1]
12.	TYPE OF REPORTING PERSON IA

[1]	The number of shares outstanding is based upon the sum of 17,078,720 shares outstanding as of November 12, 2010 plus 1,226,936 shares attributable to 10% Series A Convertible Preferred Stock that is convertible into Common Stock (the “Series A Preferred Stock”) and Series A-1 and Series A-2 Warrants to purchase Common Stock (the Series A-1 Warrants together with the Series A-2 Warrants, collectively, “Warrants”), which are beneficially owned by the Reporting Persons (see Item 4).

Page 2 of 10 Pages

CUSIP No. 16949H102	13G	Page 3 of 10 Pages

CUSIP No. 16949H102
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Capital Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,828,725 shares
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,828,725 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,725 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% based on 18,305,656 shares outstanding[2]
12.	TYPE OF REPORTING PERSON IA

[2]	The number of shares outstanding is based upon the sum of 17,078,720 shares outstanding as of November 12, 2010 plus 1,226,936 shares attributable to 10% Series A Convertible Preferred Stock that is convertible into Common Stock (the “Series A Preferred Stock”) and Series A-1 and Series A-2 Warrants to purchase Common Stock (the Series A-1 Warrants together with the Series A-2 Warrants, collectively, “Warrants”), which are beneficially owned by the Reporting Persons (see Item 4).

Page 3 of 10 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

CHINANET ONLINE HOLDINGS, INC.

1	(b)	Address of Issuer’s Principal Executive Offices:

No. 3 Min Zhuang Road, Building 6 Yu Quan Hui Gu Tuspark, Haidan District Beijing, PRC 100195

Item 2	(a)	Name of Person Filing:

This statement is being filed on behalf of Sansar Capital Management, L.L.C., a Delaware limited liability company (“Sansar Capital Management”), and Sansar Capital Asia Pte. Ltd., a company organized under the laws of Singapore (“Sansar Asia” and together with Sansar Capital Management, the “Reporting Persons”). Sanjay Motwani is the managing member of Sansar Family I, L.L.C., which is the managing member of Sansar Capital Management. Sansar Capital Asia L.P., a limited partnership organized under the laws of the Cayman Islands is the sole shareholder of Sansar Asia. Sansar International L.L.C., a Delaware limited liability company, is the general partner of Sansar Capital Asia, L.P. Sanjay Motwani is the managing member of Sansar International L.L.C. All of the shares of Common Stock beneficially owned by the Reporting Persons are directly held by a fund to which Sansar Capital Management and Sansar Asia act as investment advisors (the “Fund”).

2	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the reporting persons is 152 West 57th Street, 8th Floor, New York, NY 10019.

2	(c)	Citizenship:

Sansar Capital Asia Pte. Ltd. is a company organized under the laws of Singapore. Sansar Capital Asia is a limited partnership organized under the laws of the Cayman Islands. Sansar International L.L.C. is a Delaware limited liability company. Sanjay Motwani is a United Kingdom citizen. Sansar Family I, L.L.C. is a Delaware limited liability company. Sansar Capital Management, L.L.C. is a Delaware limited liability company.

2	(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

2	(e)	CUSIP Number:

16949H102

Page 4 of 10 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4	Ownership:

With respect to the beneficial ownership of shares of Common Stock of ChinaNet Online Holdings, Inc. (the “Issuer”) by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G/A, which are incorporated herein by reference.

On August 21, 2009, the Fund and several other investors entered into a securities purchase agreement, pursuant to which the Fund purchased units, comprised of 1,000,000 shares of 10% Series Preferred Stock, 500,000 Series A-1 Warrants to purchase Common Stock and 500,000 Series A-2 Warrants to purchase Common Stock. Pursuant to the terms of the Warrants and the Certificate of Designation for the Series A Preferred Stock, at no time may the Fund convert its shares into shares of the Issuer’s Common Stock if the conversion would result in the Fund

Page 5 of 10 Pages

beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 9.99% of the Issuer’s then issued and outstanding shares of Common Stock; provided, however, that upon the Fund providing the Issuer with sixty-one days’ notice that the Fund wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the Series A Preferred Stock and/or the Warrants, as applicable, referenced in the waiver notice. These provisions had the immediate effect of restricting the Fund’s ability to convert all of its Series A Preferred Stock and/or exercise all of its Warrants. The Fund has also acquired 601,789 shares of the Issuer’s Common Stock. As of the date hereof, these provisions would permit the conversion of Series A Preferred Stock and/or exercise of the Warrants into approximately 1,226,936 shares of the Issuer’s Common Stock.

Page 6 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SANSAR CAPITAL MANAGEMENT, L.L.C.

By:	Sansar Family I, L.L.C.,
its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

SANSAR CAPITAL ASIA PTE. LTD.

By:	/s/ Sanjay Motwani
Sanjay Motwani
President

February 10, 2011

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit I	-	Agreement Regarding the Joint Filing of Schedule 13G/A

Page 9 of 10 Pages

Exhibit I

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2011

SANSAR CAPITAL MANAGEMENT, L.L.C.

By:	Sansar Family I, L.L.C.,
its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

SANSAR CAPITAL ASIA PTE. LTD.

By:	/s/ Sanjay Motwani
Sanjay Motwani
President

Page 10 of 10 Pages